1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

August 17, 2022

VIA EDGAR

Sally Samuel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:                             AUL American Individual Variable Life Unit Trust (the “Separate Account”)
SEC File Nos. 333-263757 and 811-08311
Registration Statement on Form N-6 relating to OneAmerica VUL (the “Registration Statement”)

Dear Ms. Samuel:

This letter responds to the supplemental comments you provided to Sean McGoff, Devon Roberson, and me via telephone on August 16, 2022, with respect to your review of the amended Registration Statement on Form N-6 filed on August 8, 2022, by the Separate Account with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was filed under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) for the purpose of registering variable interests in a flexible premium variable adjustable universal life insurance policy (the “Contract”) to be offered through the Separate Account. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

GENERAL

1.                                      Comment: Please include a date on the cover of the prospectus.

Response: The Depositor has incorporated this comment.

PROSPECTUS

Key Information Table – Important Information You Should Consider About the Policy (pages 10-11)

2.                                      Comment: Please revise the “Optional Benefits” row to disclose that the Owner’s Account Value will be rebalanced among the Portfolios that comprise the Model in order to maintain the target asset allocation percentages of the Model, and that rebalancing will occur annually.

Response: The Depositor has incorporated this comment.

Principal Risks of the Policy (pages 15-16)

Risks Associated with the Portfolio Optimization Models

3.                                      Comment: Consider adding more fulsome risk disclosure here, for example, bolstering this disclosure with what appears in the later discussion about the models.

Response: The Depositor has incorporated this comment.

4.                                      Comment: Please revise the fourth sentence to clarify that the Owner’s Account Value will be rebalanced among the Portfolios that comprise the Model in order to maintain the target asset allocation percentages of the Model, and that rebalancing will occur annually.

Response: The Depositor has incorporated this comment.

5.                                      Comment: Please delete the last two sentences of the first paragraph.

Response: The Depositor has incorporated this comment.

Other Benefits Available Under the Policy (pages 32-33)

Benefits Table

—Portfolio Optimization Program

6.                                      Comment: Please include disclosure that if AUL terminates the Program, investors will remain invested in the same Portfolios until they select new Portfolios.

Response: The Depositor has incorporated this comment.

7.                                      Comment:  Please revise to disclose that the Owner’s Account Value will be rebalanced among the Portfolios that comprise the Model in order to maintain the target asset allocation percentages of the Model, and that rebalancing will occur annually.

Response: The Depositor has incorporated this comment.

8.                                      Comment: Please delete the last two sentences of the last bullet point.

Response: The Depositor has incorporated this comment.

Portfolio Optimization Program (pages 38-40)

—The Program

9.                                      Comment: Please add disclosure that MFIM works on behalf of AUL, not Owners, in developing the Portfolio Optimization Models.

Response: The Depositor has incorporated this comment.

10.                               Comment: Please revise to disclose that the Owner’s Account Value will be rebalanced among the Portfolios that comprise the Model in order to maintain the target asset allocation percentages of the Model, and that rebalancing will occur annually.

Response: The Depositor has incorporated this comment.

—The Portfolio Optimization Models

11.                               Comment: Please revise the disclosure to refer to “Portfolios” rather than “Investment Options,” as the Models are composed solely of Portfolios.

Response: The Depositor has incorporated this comment.

12.                               Comment: Please delete the table regarding the strategic asset classes.

Response: The Depositor has incorporated this comment.

13.                               Comment: Please revise the disclosure to identify the five different models and state that the table provides a description of the Portfolios that comprise each Model and the target asset allocation to each Portfolio in each Model.

Response: The Depositor has incorporated this comment.

—Periodic Updates of the Portfolio Optimization Model and Notices of Updates

14.                               Comment: Please revise the disclosure to clarify that AUL will rebalance investors’ Account Value in the Models on an annual basis.

Response: The Depositor has incorporated this comment.

15.                               Comment: Please revise the disclosure to clarify how the Portfolios offered in each Model may be replaced in the event of a merger, liquidation, or substitution.

Response: The Depositor has incorporated this comment.

16.                               Comment: Please include disclosure that if AUL terminates the Program, investors will remain invested in the same Portfolios until they select new Portfolios.

Response: The Depositor has incorporated this comment.

PART C

Item 33. Indemnification

17.                               Comment: Please add the disclosure required by Rule 484 under the 1933 Act.

Response: The Depositor has incorporated this comment.

*     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose